Dillard’s Inc.
1600 Cantrell Road, Little Rock, Arkansas 72201
Telephone:  501-376-5200

Phillip R. Watts
Senior Vice President, Co-Principal Financial Officer
and Principal Accounting Officer
Telephone: (501) 376-5369

Chris B. Johnson
Senior Vice President and Co-Principal Financial Officer
Telephone: (501) 376-5255

June 11, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tony Watson and Bill Thompson

Re:    Dillard’s, Inc. (File No. 001-06140)
Response to SEC Comment Letter dated May 29, 2019

Dear Mssrs. Watson and Thompson:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comment of the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 29, 2019 (the “Comment Letter”) relating to the following Company filing:

•	Form 10-K for the Fiscal Year Ended February 2, 2019 filed March 29, 2019 (the “Form 10-K”)

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 19

Please tell us if online sales are included in the retail stores sales trend percentages, comparable retail store sales trend percentages and your definition of comparable store sales in the description of Net sales under the General heading on page 20. Also, please quantify for us the effect that online sales had on your net sales and gross profit for the years presented and tell us the trend in online sales during the past three years. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

Sales trends and comparable sales

Dillard’s online sales are included in both retail stores sales trends percentages and comparable retail store sales trend percentages. In the Business section under Part I Item 1 on page 1 of our Form 10-K, we state that “we operated 291 Dillard’s stores, including 26 clearance centers, and an Internet store” as of February 2, 2019. Comparable store sales, as defined under the description of Net sales under the General heading on page 20 of our Form 10-K, “includes sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior fiscal year” with no exclusion for the internet store.

In future filings, we will clarify our definition of comparable store sales by stating that “comparable store sales includes sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior fiscal year, including our internet store.”

Online sales and gross profit

Our customers interact with us across multiple points of contact. Whether a sale is attributable to a retail store or online has become less relevant as the line between the two has become progressively blurred. Our customers shop one nameplate, Dillard’s, from a shared pool of merchandise located in retail stores and distribution/fulfillment centers spread across 29 states, primarily in the southwest, midwest and southeast regions of the United States. Whether shopping in one of our retail store locations or online at our website (www.dillards.com), our customers have access to the Company’s merchandise selections well beyond their local geographic area, all delivered through the same single-brand experience our customers expect.

Regardless of our customers’ initial point of contact with us, whether in-store or online, we find these interactions to be interdependent:

•	Dillard’s customers shop both in-store and online as evidenced by the strong correlation between online sales and retail store locations.

•
Online orders, in a process completely hidden from our customers at time of purchase, can be fulfilled from any of our distribution/fulfillment centers and, in some instances, from our retail stores (expanding this ship from store capability in 2019).

•	Online customers have the ability to buy online and pick up in-store.

•
An in-store customer, with the assistance of a sales associate, may initiate an order for an out-of-stock item; the order is then fulfilled by the in-stock retail store or distribution/fulfillment center nearest to the customer.

•	Online customers may return merchandise to any of our retail stores.

•	Our retail store locations provide our customers the ability to view our merchandise before ordering online. Conversely, customers may view merchandise online before visiting our retail stores.

•	Rewards points earned by our customers under the private label credit card program may be redeemed either in-store or online.

Sales recorded by our internet store (i.e., from shipments fulfilled by our distribution/fulfillment centers) do not reflect all sales originating online. Likewise, sales recorded by our retail stores (which include online orders fulfilled by our retail stores) do not reflect all sales originating in-store.

Because of the interdependent relationship between our in-store and online sales, separate disclosure of our online sales is not meaningful. Therefore, we believe it is important for our investors to view our sales on a company-wide basis.

In future filings, we will enhance our disclosure to discuss this interdependency between in-store and online sales.

Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

We note your Retail Operations segment recognizes merchandise revenue at the point of sale; however, we also note your disclosure in the first paragraph on page F-13 that there is some deferral of revenue related to internet sales. Please tell us your consideration of disclosing your revenue recognition policy related to internet sales. Also, please tell us and revise to clarify if revenue from private label cards is recognized over time or at a point in time. In addition, please clarify the methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the goods and services. Reference ASC 606-10-50-18 and 19.

Response:

Revenue recognition for deferrals of internet sales

We recognize all revenue from our retail operations segment at the point of sale; however, for merchandise sold online, we defer a portion of those sales that reflects the amount of merchandise estimated to be in-transit to our customers at the end of each reporting period. This deferral is both recurring and immaterial to the Company’s revenue. Reference was made to our internet sales deferral within our adoption disclosures for Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), on page F-13 in our Form 10-K to demonstrate the completeness of our review.

Given the immateriality, we believe that further disclosure of this deferral within our revenue recognition policy is not warranted at this time. We will continue to monitor the amount of our internet sales deferral in the future and include further disclosure within our revenue recognition policy if it ever rises to a material level.

Revenue recognition for private label credit card program

We respectfully refer the Commission to the Operating Activities discussion under the heading Liquidity and Capital Resources of Part II Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 30 of our Form 10-K. Within this section we describe the nature and timing of the recognition of revenue from the private label credit card program (the “Wells Fargo Alliance”) as follows:

“Pursuant to the Wells Fargo Alliance, we receive on-going cash compensation from Wells Fargo based upon the portfolio's earnings. The compensation received from the portfolio is determined monthly and has no recourse provisions. The amount the Company receives is dependent on the level of sales on Wells Fargo accounts, the level of balances carried on Wells Fargo accounts by Wells Fargo customers, payment rates on Wells Fargo accounts, finance charge rates and other fees on Wells Fargo accounts, the level of credit losses for the Wells Fargo accounts as well as Wells Fargo's ability to extend credit to our customers. We participate in the marketing of the private label cards, which includes the cost of customer reward programs.”

In future filings, we will include this disclosure within our Revenue Recognition description under Note 1. Description of Business and Summary of Significant Accounting Policies of the notes to our consolidated financial statements.

Should the Staff need any further clarification or information, please contact Phillip Watts, Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer, at (501) 376-5369 or phillip.watts@dillards.com.

Sincerely,

Date:	June 11, 2019	/s/ Phillip R. Watts
Phillip R. Watts
Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer

/s/ Chris B. Johnson
Chris B. Johnson
Senior Vice President and Co-Principal Financial Officer